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                            June 2, 2022

       Zhenyu Wu
       Chief Financial Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed May 9, 2022
                                                            File No. 333-264807

       Dear Mr. Wu:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-3 Filed May 9, 2022

       General

   1. We note your disclosure in the "Geographic Scope of Our Operations" section on page 2, which states that
during the fiscal year ending September 30, 2021, all of your customers were Chinese residents.
Please revise your filing, as applicable, to provide more specific and prominent
disclosures about the legal and operational risks associated with China-
                                                        based companies. For
additional guidance, please see the Division of Corporation
                                                        Finance   s Sample
Letter to China-Based Companies issued by the Staff in December 2021 available on our
website at https://www.sec.gov/corpfin/sample-letter-china-based-
                                                        companies.
 Zhenyu Wu
FirstName   LastNameZhenyu   Wu Ltd
Elite Education Group International
Comapany
June  2, 2022NameElite Education Group International Ltd
June 2,
Page  2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Johnathan C. Duncan